NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 17, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 1, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Spirit Finance Corporation and Redford Merger Co., a wholly-owned subsidiary of Redford Holdco, LLC, a Delaware limited liability company that was recently organized to facilitate the acquisition of Spirit and is owned directly or indirectly by a group of equity investors including an affiliate of Macquarie Bank Limited, Kaupthing Bank hf. and other independent equity participants became effective on August 1, 2007. Each share of Common Stock of Spirit Finance Corporation was converted into $14.50 in cash per share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 2, 2007.